STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

October 24, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Ms. Anu Dubey

Re:	A&Q Masters Fund (File Nos. 333-189732 and 811-22859)
A&Q Multi-Strategy Fund (File Nos. 333-182705 and 811-22500)

Dear Ms. Dubey:

On behalf of the registered closed-end investment companies listed above (each, a "Fund"), transmitted for filing as EDGAR correspondence are the Funds' responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), provided by you to me by telephone on September 29, 2014.  The comments of the Staff relate to each Fund's Issuer Tender Offer Statement on Schedule TO, dated and filed with the Commission on September 19, 2014 (each, a "Tender Offer Statement").

Set forth below is a summary of the Staff's comments and the Funds' responses thereto.  For the convenience of the Staff, the comments have been repeated below, and the Funds' responses follow.  Capitalized terms used but not defined herein have the meanings assigned to them in the Tender Offer Statements.

Comment 1.           The third bullet in the Summary Term Sheet of each Fund's Offer to Purchase states that while the Fund will not impose any charges on repurchases of Shares of the Fund, it may allocate to tendering shareholders withdrawal or similar charges imposed by the investment funds in which it invests if the Adviser determined to withdraw from the investment fund as a result of a tender and such a charge was imposed on the Fund ("Underlying Withdrawal Charges").  Please confirm that any such allocation, if made, will not exceed 2% of proceeds, and will be applied uniformly to all tendering shareholders.  See footnote 4 to Guide 2 (Issuer Repurchase of Shares) to Form N-2.

Response 1.          As stated in each Fund's prospectus and Tender Offer Statement, the Fund does not impose any charge on a repurchase of Shares in the Fund, be it an "early withdrawal charge," "repurchase fee" or any other type of charge or fee.  The Underlying Withdrawal Charge disclosed in the Funds' prospectuses is not an early withdrawal charge, a repurchase fee or any other similar type charge or fee.  Unlike early withdrawal charges or repurchase fees imposed by a fund—the benefit of which inures to the fund or its investment adviser—an Underlying Withdrawal Charge is imposed by, and benefits only, the underlying investment fund from which the Fund is withdrawing.  Because an Underlying Withdrawal Charge arises only as a consequence of the decision by certain shareholders to tender their shares, the Funds believe that it would be appropriate to allocate any such Underlying Withdrawal Charges only to those tendering shareholders, and that it would cause an inequitable dilution of the shares of non-tendering shareholders to do otherwise.

     You make reference to Footnote 4 to Guide 2 to Form N-2, which relates to a repurchase offer made pursuant to Rule 23c-3(c) under the Investment Company Act of 1940, as amended.  We wish to note that neither Fund is an "interval fund" that is subject to Rule 23c-3(c).

     For the foregoing reasons, we do not believe, therefore, that allocations to tendering shareholders of Underlying Withdrawal Charges should be subject to a 2% limit.

     While neither Fund to date has allocated to tendering shareholders any Underlying Withdrawal Charges, we confirm that any such allocation would be applied uniformly to all tendering shareholders—i.e., pro rata based on the amount of shares tendered by each investor.  Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, as amended, requires that the consideration paid to any investor for securities tendered in a tender offer be the highest consideration paid to any other investor for securities tendered in the tender offer.  A pro rata allocation of Underlying Withdrawal Charges would not serve to lower the price paid to those shareholders tendering a small amount of shares relative to the price paid to shareholders tendering a large number of shares and, therefore, we believe that any such allocation would be appropriate.

Comment 2.          Guide 2 to Form N-2 states that, if a fund contemplates offering to repurchase shares pursuant to tender offers, the fund's prospectus should disclose that the tender offer notice will contain information shareholders should consider in deciding whether to participate in the tender offer (including the existence and amount of any repurchase fee that may be charged) and detailed instructions on how to tender shares.  Please confirm that each Fund's prospectus complies with this guideline.

Response 2.         Each Fund's prospectus, under the captions "Prospectus Summary—Repurchase of Shares" and "Redemptions, Repurchases of Shares and Transfers," contains information regarding offers to repurchase shares pursuant to written tenders by shareholders.  Each prospectus states generally that:  "When the Board determines that the Fund will repurchase Shares, notice will be prepared describing the terms of such repurchase, and containing information shareholders should consider in deciding whether and how to participate in such repurchase opportunity."

                     With respect to the charging of any repurchase fee, each Fund's Prospectus discloses that the Fund will not charge a repurchase fee:

The Fund will not impose any charges on repurchases of Shares in the Fund, although it may allocate to tendering shareholders withdrawal or similar charges imposed by Investment Funds if the Adviser determined to withdraw from the Investment Fund as a result of a tender and such a charge was imposed on the Fund.

          As noted in the response to Comment 1 above, we do not believe that the Underlying Withdrawal Charge is a repurchase fee within the meaning of Guide 2 to Form N-2.  But, in any event, the aggregate and per share amount of any Underlying Withdrawal Charge that might be imposed in any tender offer is dependent on various factors, including the composition of a Fund's portfolio and whether any underlying investment funds in fact impose an Underlying Withdrawal Charge, the overall liquidity of the Fund's portfolio, the existence and unused balance of any credit facility available to the Fund, the aggregate amount or value of shares tendered by Fund shareholders and the size of the Fund's withdrawal from any underlying investment fund that imposes an Underlying Withdrawal Charge (the last two of which cannot be determined by the Adviser until all tenders by shareholders have been received).  Accordingly, it is not possible to disclose in the Funds' prospectuses additional information regarding the amount of any potential Underlying Withdrawal Charges.

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Should you have any questions or comments, please feel free to contact me at 212.806.6274 (bgreen@stroock.com) or Gary L. Granik of this office at 212.806.5790 (ggranik@stroock.com).

Very truly yours,

/s/ Brad A. Green
Brad A. Green

cc:  Gary L. Granik